Filed by West Coast Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: West Coast Bancorp

(Commission File No. 001-34509)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Portions of transcript of earnings call of West Coast Bancorp (“West Coast”), held on Thursday, October 25, 2012.

Cautionary Statements Regarding Forward-Looking Information

This filing may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the performance or achievements of Columbia Banking System, Inc. (“Columbia”) or West Coast to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and neither Columbia nor West Coast assumes any duty to update forward looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Columbia and West Coast, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Columbia’s stock price before closing, including as a result of the financial performance of West Coast prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies, (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Columbia and West Coast operate; (iv) the ability to promptly and effectively integrate the businesses of Columbia and West Coast; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; and (vi) diversion of management time on merger-related issues. For more information, see the risk factors described in each of Columbia’s and West Coast’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).

Important Additional Information

In connection with the merger, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Columbia and West Coast as a prospectus, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF WEST COAST AND COLUMBIA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement, as well as other filings containing information about West Coast and Columbia, may be obtained at the SEC’s Internet site (http://www.sec.gov). Investors will also be able to obtain these documents, free of charge, from West Coast by accessing West Coast’s website at www.wcb.com under the heading “Investor Relations” or from Columbia at www.columbiabank.com under the tab “About Us” and then under the heading “Investor Relations.” Copies of the Joint Proxy Statement can also be obtained, free of charge, by directing a request to West Coast Bancorp, 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035 (503) 684-0884.

Participants in Solicitation

West Coast and Columbia and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of West Coast and Columbia in connection with the merger. Information about the directors and executive officers of West Coast and their ownership of West Coast common stock is set forth in the proxy statement for West Coast’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2012. Information about the directors and executive officers of Columbia and their ownership of Columbia common stock is set forth in the proxy statement for Columbia’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 22, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Set forth below is a portion of the earnings call of West Coast, held on Thursday, October 25, 2012, during which the pending transaction with Columbia was discussed.

. . .

Xandra T. McKeown

… And lastly, the favorable response from our clients regarding the recently announced merger with Columbia Bank is reflective of the strong relationships that our bankers have developed over the years, as well as a favorable reputation of Columbia Bank, a community bank that is dedicated and committed to serving the local communities and supporting businesses to help them achieve their goals.

. . .

Robert D. Sznewajs

. . .

We are obviously excited about the merger with Columbia Bank. As you know it is subject to customary closing conditions, including both shareholder and regulatory approval. We believe that this will create a more competitive community bank offering in the Pacific Northwest. . . .